Exhibit 19.1
EquipmentShare.com Inc
Insider Trading Policy

Adopted as of January 8, 2026
I.Policy Overview
A.Restrictions on Trading in Company Securities
EquipmentShare.com Inc and its subsidiaries (collectively, the “Company”) has adopted this Insider Trading Policy (the “Policy”) to promote compliance with applicable securities laws that govern trading in securities and prohibit persons who are aware of Material Nonpublic (as defined below) information about a company from trading in the securities of that company or providing Material Nonpublic information to others who may trade in the securities of that company based on that information. This Policy outlines the responsibilities of the Board (as defined below) members, officers and employees regarding transactions in Company Securities (as defined below) and the securities of other companies. In order to avoid even an appearance of impropriety, the Company’s Board members, officers and certain other employees are subject to pre-clearance requirements described below and other limitations on their ability to enter into transactions involving Company Securities. Although these limitations do not apply to transactions pursuant to written plans for trading Company Securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension or termination of any such written trading plan is subject to pre-clearance requirements and other limitations described in the Company’s Rule 10b5-1 Trading Plan Guidelines.
B.Persons Subject to this Policy
Except where stated otherwise, this Policy applies to all Insiders (as defined below), without regard to where they are located in the United States (the “U.S.”) or internationally. This Policy continues to apply even if an Insider leaves the Company or is otherwise no longer affiliated with or providing services to the Company, for as long as the Insider remains in possession of Material Nonpublic information. There are no exceptions from applicable securities laws or this Policy based on the size of the transaction or the type of consideration received.
Insiders are permitted to trade in Company Securities only during specified time periods. Additionally, Board members, executive officers and certain employees (the “Pre-Clearance Group”) are subject to additional restrictions on trading in Company Securities as discussed below. Insiders with knowledge of Material Nonpublic information may also be subject to ad hoc restrictions on trading from time to time. The Compliance Officer will notify Insiders in writing or through email that are subject to such ad hoc restrictions. Upon such notice, Insiders may not conduct transactions involving Company Securities other than those permitted under this Policy until such restrictions end.
Furthermore, the Company must comply with U.S. securities laws and will not effect transactions in respect of Company Securities, or adopt any securities repurchase plans while in possession of Material Nonpublic information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and attached as Exhibit A hereto and the prior approval of the Compliance Officer.
C.Definitions
●Board: means the board of directors of EquipmentShare.com Inc.

●Company Securities: means all securities issued by the Company, including common stock, options to purchase common stock, preferred stock, performance awards, restricted stock units, warrants, and any other securities the Company may issue, such as debt securities and convertible notes. This also includes derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.
●Compliance Officer: means the General Counsel or his/her designee.
●Controlled Entities: means any entities whose transactions in Company Securities are directed by a person or are subject to such person’s influence or control (e.g., corporations, partnerships, and trusts).
●Family Members: means any family members who reside with Insiders (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws). This includes anyone else living in the household and family members not residing in the household but whose transactions in Company Securities or securities of other companies are directed or influenced by the Insider (e.g., parents or children who consult with the Insider before they trade in Company Securities or securities of other companies).
●Insiders: means all Board members, officers, and employees of the Company, as well as their respective Family Members and Controlled Entities. Additionally, any other individuals who have access to Material Nonpublic information about the Company (e.g., contractors, consultants and certain other persons) may be designated by the Compliance Officer as Insiders based on the possession of Material Nonpublic information.
●Material: when used in the context of Material Nonpublic information, means information where there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or would view as significantly altering the total mix of information available in the marketplace about a company. In general, any information that could reasonably be expected to affect the market price of a security or has market significance should be considered Material. Material information can be favorable or unfavorable. Material information is not limited to historical facts but may also include projections and forecasts. Information concerning an event that would have an effect on stock price may be Material even if the possibility that the event will occur is relatively small. It is not possible to define all categories of Material information. However, some examples of information that could be considered Material include:
•significant changes in the Company’s prospects or key performance indicators,
•actual, anticipated or targeted revenue, earnings, dividends and other financial information,
•operational developments that could affect the Company’s financial performance or forecasts, such as changes in the Company’s relationship with a key customer or supplier,
•financial, sales and other significant internal business forecasts, or a change in previously released estimates,
•pending or proposed mergers, business acquisitions, tender offers, joint ventures, restructurings, dispositions, or the expansion or curtailment of operations,
•significant cybersecurity or data protection events, including but not limited to any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information,
•proposed equity or debt offerings or significant borrowing,

•changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,
•significant changes in accounting treatment, write-offs or effective tax rate,
•pending or threatened significant litigation or governmental investigation, or the resolution of such matters,
•liquidity problems or impending bankruptcy,
•auditor notification that the Company may no longer rely on an audit report,
•changes in the Board or senior management, and
•stock splits or other corporate actions.
●Nonpublic: when used in the context of Material Nonpublic information, means information that has not been disseminated in a manner making it available to investors generally on a broad-based, non-exclusionary basis (e.g., the filing of a Current Report on Form 8-K or issuance of a press release). Information may be considered disclosed to the public after it has been broadly disseminated in a manner designed to reach investors generally, and the investors must have had sufficient time to absorb the information. Nonpublic information may include:
•information available to a select group of analysts, brokers, or institutional investors;
•undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
•information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made.
●Restricted Insiders: means all Board members, executive officers of the Company, and any other individuals that may be designated by the Compliance Officer.
D.Responsibility
It is an individual responsibility to understand and comply with this Policy. In addition to personal liability for insider trading, the Company and individual Insiders could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive, and can lead to criminal and civil liability, including damages and fines, imprisonment, bars on serving as an officer or director of a public company, and irreparable reputational damage. Any person aware of Material Nonpublic information about the Company is prohibited from engaging in transactions in Company Securities while the information remains both Material and Nonpublic. In all cases, the responsibility for determining whether a person possesses Material Nonpublic information rests with that person. Actions taken by the Company, the Compliance Officer, or any other employee under this Policy (or otherwise) do not constitute legal advice or shield such person from liability under applicable securities laws.
II.Prohibition on Trading in Company Securities While in Possession of Material Nonpublic Information
A.Policy Statement
No Insider may:

●engage or offer to engage in transactions involving Company Securities while in possession of Material Nonpublic information relating to the Company except as permitted in this Policy;
●disclose Material Nonpublic information to other Insiders whose roles do not require them to have the information;
●disclose Material Nonpublic information to anyone outside of the Company, including Family Members, friends, business associates, investors or consulting firms, without prior written authorization from the Compliance Officer; or
●use the Material Nonpublic information to express an opinion or make a recommendation about trading in Company Securities or another company’s securities.
If an Insider receives an inquiry for information from someone outside of the Company, such as a stock analyst, or a request for sensitive information outside the ordinary course of business from someone outside of the Company, such as a business partner, vendor, supplier, or salesperson, then the Insider should refer the inquiry to the Compliance Officer. Responding to a request may violate this Policy and, in some circumstances, the law. Please consult the Company’s Regulation FD Policy for more details.
In addition, if an Insider learns of Material Nonpublic information through service with the Company that could be expected to affect the trading price of the securities of another company, such Insider cannot (i) use that information to trade, directly or indirectly through others, or (ii) provide that information to another person in order to trade, in the securities of that other company. Any such action will be deemed a violation of this Policy.
As a rule of thumb, if it is questionable whether something might be Material Nonpublic information, it probably is. Insiders can always contact the Compliance Officer with questions.
B.General Rule
U.S. federal securities laws prohibit Insiders from using Material Nonpublic information about the Company in the transaction of Company Securities.
For example, if an employee of a company comes into possession of Material Nonpublic information through the course of employment, such employee is prohibited from trading in securities (including Company Securities and the securities of other companies related to the information) until the information has been adequately disclosed to the public. Trading on the basis of Material Nonpublic information is fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.
Furthermore, it is illegal for any Insider in possession of material inside information to provide other people with Material Nonpublic information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, they may both be held liable.
Information obtained through the course of employment or service does not belong to individual Insiders who may handle it or otherwise become knowledgeable about it. The information is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company without authorization violates confidentiality obligations to the Company and may be in breach of fiduciary, loyalty or other duties to the Company. More particularly, trading on the basis of Material Nonpublic information harms the Company and its investors.
The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), prosecutors and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on Material Nonpublic information provided by an insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive. In addition, the mere perception that an Insider traded with the knowledge of material inside information could harm the reputation of the Company and that Insider.
C.Guidelines
The following guidelines should be followed to ensure compliance with applicable laws and with the Company’s policies:
1.Nondisclosure. Material Nonpublic information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it, or with prior approval of the Compliance Officer. No Insider should discuss Material Nonpublic information in public places or in common areas on Company property.
2.Trading in Company Securities. No Insider may engage in transactions, or recommend that another person engage in transactions, in Company Securities while in possession of Material Nonpublic information. This Policy does not apply to the exercise of stock options acquired pursuant to the Company’s equity compensation plans, or to the exercise of a tax withholding right where an Insider elects to have the Company withhold shares to satisfy tax withholding obligations,. However, this Policy does apply to any sale of Company Securities related to a broker-assisted cashless exercise of an option or other market sale to generate cash for the option exercise. and may not be sold by an Insider while in possession of Material Nonpublic information. Any Insider who possesses Material Nonpublic information shall wait until after one full trading day after the information has been publicly disclosed before trading. There is no exception to this Policy, even for hardship to the Insider or based on the use of proceeds (e.g., making a mortgage payment or for an emergency expenditure).
3.Trading in Another Company’s Securities. No Insider may engage in a transaction, or recommend that another person engage in a transaction, in the securities of another corporation, if the Insider learns in the course of his or her employment or service Material Nonpublic information of another corporation. For example, it would be a violation of this Policy if a Company employee became aware that the Company intended to amend or terminate a material vendor or supplier contract and then entered into a transaction in the securities of such vendor or supplier company.
4.Avoid Speculation. Investing in Company Securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of the Company and its shareholders. Although this Policy does not mean that Insiders may never sell shares, the Company encourages Insiders to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company’s culture.
5.Trading Window. Trading by Restricted Insiders is only permitted after the completion of one full trading day following the date of public disclosure of the financial results for the most recently ended fiscal quarter until the fifteenth calendar day of the last month of the then current fiscal quarter (the “Window”). From time to time the Compliance Officer may determine that no transactions may occur even during the Window. This may occur as a result of a Material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute Material Nonpublic information that should not be communicated.

D.Additional Restrictions on the Pre-Clearance Group
The Pre-Clearance Group consists of (i) Board members and executive officers of the Company and their assistants and Family Members, (ii) certain employees designated by the Compliance Officer and (iii) such other Insiders as may be designated from time to time and informed of such status by the Compliance Officer. The Pre-Clearance Group is subject to the following restrictions on trading in Company Securities in addition to those set forth above (including the Trading Window provisions described above):
1.Closing of Trading Window. From time to time, the Compliance Officer may determine that no transactions may occur even during the Window when clearance is requested. This may occur as a result of a material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute Material Nonpublic information that should not be communicated.
2.Pre-Clearance. All transactions by Insiders in the Pre-Clearance Group are subject to prior review and clearance by the Compliance Officer. Insiders in the Pre-Clearance Group must submit to the Compliance Officer a pre-clearance request in the form provided by the Compliance Officer at least two (2) business days prior to the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Approving a transaction requires the Insider to certify that the Insider is not in possession of Material Nonpublic information about the Company. The Company will not pre-clear trades occurring outside of a Window. If an Insider seeks pre-clearance and permission to engage in the transaction is denied, the Insider must refrain from trading in Company Securities and should not share the restriction with others.
If the Compliance Officer is requesting pre-clearance, then the Company’s Chief Executive Officer, Chief Financial Officer, or their delegate, must review any transaction, and are under no obligation to approve a transaction submitted for pre-clearance.
Approved trades must be executed within three (3) business days of any approval. Even after pre-clearance, trading in Company Securities is prohibited if the individual subsequently becomes subject to an ad hoc restriction on trading or aware of Material Nonpublic information prior to the trade being executed. If Material Nonpublic information is obtained after pre-clearance was granted but before the trade is executed, the previously granted permission to engage in such trade is void and the person must obtain pre-clearance as described above after the information is no longer Material or Nonpublic information.
The foregoing Pre-Clearance Group restrictions do not apply to transactions pursuant to written plans for trading in Company Securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Insiders in the Pre-Clearance Group may not enter into, amend or terminate a 10b5-1 Plan relating to Company Securities without the prior approval of the Compliance Officer, which will only be given during a Window period and only if the Pre-Clearance Group member is not in possession of Material Nonpublic information.
E.Hedging and Derivatives
Insiders are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars or other derivatives) that are designed to hedge or speculate on any change in the market value of Company Securities. As discussed below, Insiders are also prohibited from shorting Company Securities.
Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in a company’s securities, it may arouse suspicion in the eyes of the Securities and Exchange Commission

(the “SEC”) that the person was trading on the basis of Material Nonpublic information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, officer or employee to prove that he or she did not know about the announcement or event.
If the SEC or FINRA were to notice active options trading by Insiders prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from engaging in derivative transactions as described above involving the Company’s stock. This policy does not apply to employee stock options granted by the Company, which cannot be traded.
F.Pledging of Securities, Margin Accounts
Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider has Material Nonpublic information or is otherwise not permitted to trade in Company Securities, the Company prohibits Insiders from pledging Company Securities in any circumstance, including by purchasing Company Securities on margin or holding Company Securities in a margin account, without prior approval by the Audit Committee.
G.Applicability of U.S. Securities Laws to International Transactions
All Insiders are subject to this Trading Policy. In addition, U.S. securities laws may be applicable to transactions in Company Securities executed outside the U.S., as well as to the securities of the Company’s affiliates, even if they are located outside the United States or if the Insider is located outside the U.S.
H.Gifts of Securities
Gifts of Company Securities should only be made (i) when an Insider is not in possession of Material Nonpublic information and (ii) inside a Window. Gifts of Company Securities are otherwise subject to this Policy.
I.Affiliated Fund Sales and Distributions
Sales and distributions of Company Securities by a venture capital partnership, private equity fund or other similar entity with which a Board member is affiliated to its partners, members or other similar persons are generally subject to this Policy, unless the entity provides evidence satisfactory to the Compliance Officer that such entity has adequate policies and procedures in place to ensure that individuals making investment decisions on its behalf would not violate insider trading laws. It is the responsibility of each Board member and the affiliated entity, in consultation with their own counsel, to determine the process and timing for any such distributions based on all relevant facts and circumstances and applicable securities laws.
J.Section 16 Compliance
All of the Company’s Board members, executive officers, and certain other individuals are required to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the “Securities Act”), and related rules and regulations which set forth reporting obligations, limitations on “short swing” transactions (which are certain matching purchases and sales of Company Securities within a six-month period), and limitations on short sales.

To ensure transactions subject to Section 16 requirements are reported on time, each person subject to these requirements must provide the Company with detailed information (e.g., trade date, number of shares, exact price, etc.) about the anticipated transaction involving Company Securities and obtain pre-clearance.
Although the Company provides reasonable assistance in filing Section 16 reports, the responsibility and liability for timely filing remains with the individual.
K.Violations of this Policy
Insiders who violate this Policy will be subject to disciplinary action by the Company, including ineligibility for future Company equity or incentive programs or termination of employment or an ongoing relationship with the Company. The Company has full discretion to determine whether this Policy has been violated based on the information available.
There are also serious legal consequences for individuals who violate insider trading laws, including significant criminal and civil fines, imprisonment, and disgorgement of any profits gained or losses avoided. Individuals may also be liable for improper securities trading by any person (commonly referred to as a “tippee”) to whom an individual has disclosed Material Nonpublic information or made recommendations or expressed opinions about securities trading on the basis of such information.
Individuals are encouraged to consult with personal legal and financial advisors as needed. Personal financial emergencies or other personal circumstances are not mitigating factors under securities laws and will not excuse the failure to comply with this Policy. It is the individual’s responsibility to manage their economic interests and to consider potential trading restrictions when determining whether to transact in Company Securities.
L.Protected Activity and Reporting
Nothing in this Policy, nor any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit a person from engaging in any of the protected activities set forth in the Company’s Speak Up Policy, as amended from time to time.
If an Insider believes someone is violating this Policy or otherwise using Material Nonpublic information that they learned through their position at the Company to trade securities, the Insider should report it to the Compliance Officer, or if the Compliance Officer is implicated in the Insider’s report, then the Insider should report it in accordance with the Company’s Speak Up Policy. Insiders who make good faith reports will not be subject to retaliation as a result of those reports.
M.Limitation of Liability
Neither the Company nor its employees (including the Compliance Officer) will be liable for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to this Policy. Notwithstanding any pre-clearance of a transaction, neither the Company nor any of its employees (including the Compliance Officer) assumes any liability for the legality or consequences of such transaction or the person engaging such transaction.

Exhibit A
Company Trading Policies and Procedures
These policies and procedures govern repurchases of (“Repurchases”) approved from time to time by the Board to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when the Company is in possession of Material Nonpublic information. Capitalized terms used but not defined herein have the respective meanings given to them in the Policy.
1.Policy. It is the Company’s policy that no Repurchases may take place when the Company is in possession of Material Nonpublic information, other than Repurchases made pursuant to a Rule 10b5-1 Plan or otherwise in compliance with applicable law.
2.Trading Activity. Any Repurchases, or the adoption of a Rule 10b5-1 Plan to effect Repurchases shall be subject to the following procedures:
(a)The adoption of a Rule 10b5-1 Plan shall be subject to prior written approval by the Compliance Officer. The Compliance Officer shall take such steps as he or she deems reasonably necessary to ascertain that the Company is not in possession of Material Nonpublic information at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.
(b)With respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the Compliance Officer or any Authorized Officer become aware of any Material Nonpublic information, they shall notify the relevant employee(s) at the Company responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.
(c)Once the Compliance Officer and such Authorized Officer are satisfied that, to their knowledge, the Company is no longer in possession of Material Nonpublic information, they shall notify the relevant employee(s) that the Company may resume its Repurchases.
3.Recordkeeping. The Compliance Officer shall maintain a record of the communications referred to in these policies and procedures in compliance with the Company’s recordkeeping policies.
4.Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the Compliance Officer and in compliance with applicable law.
5.Amendments. These policies and procedures may be reviewed periodically as determined by the Compliance Officer. Any material amendments to these policies and procedures shall require the approval of the Compliance Officer.